Michael J. Mazza Assistant General Counsel and Assistant Secretary 720 East Wisconsin Avenue Milwaukee, WI 53202-4797 414 665 2052 office 414 625 2052 fax michaelmazza@northwesternmutual.com
February 17, 2009

Via Federal Express

Mr. William Kotapish

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	NML Variable Annuity Account B (“Registrant”)
The Northwestern Mutual Life Insurance Company (“Depositor”)
(Flexible Payment Variable Annuity)
Post Effective Amendments/Amendments on Form N-4
File Nos. 2-29240 and 811-1668

Dear Mr. Kotapish:

Our Staff reviewer, Craig Ruckman, recommended that we contact you regarding an amendment we filed on February 12, 2009 for the File Nos. referenced above on behalf of the Registrant pursuant to Rule 485(a) (the “Filing”). The purpose of the Filing was to update, clarify, and in some cases rearrange the disclosure therein. In addition, we added disclosure that was included in a prospectus supplement dated January 12, 2009 detailing our procedures on the waiver of certain sales or withdrawal charges for Required Minimum Distributions that are reinvested as part of the Worker, Retiree, and Employer Recovery Act of 2008.

The disclosures referenced below (the “Disclosures”) are intended to be made in other variable annuity contracts registered on Form N-4 (“Other Filings”). Although we do not believe these changes necessarily require a filing under Rule 485(a), out of an abundance of caution, and pursuant to Rule 485(b)(1)(vii), we request to use the Disclosures in the Filing as template disclosure for the Other Filings.

The Disclosures are as follows:

1.	Additional disclosure indicating how the death benefit may be distributed;
2.	Disclosure regarding the transfer of assets from the Separate Account to the General Account;
3.	Disclosure in the short-term trading section regarding investment in the underlying funds by other insurance company separate accounts and the applicability of their policies; and

4.	Disclosure in the Portfolio Rebalancing section indicating that if asset transfers are made, contract owners will need to make a new portfolio rebalancing election.

A filing pursuant to Rule 485(a) for NML Variable Annuity Account A, File Nos. 333-72913 and 811-21887, was also made on February 12, 2009 with these disclosures.

The following are the respective file numbers for the Other Filings with respect to the Disclosures:

Product/Marketing Name:	Registrant	File Nos:	Disclosures to be Included

Individual Flexible Payment Variable Annuity (Fee Based)	NML Variable Annuity Account A	333-133380/ 811-21887	1-4

Flexible Payment Variable Annuity (Fee Based)	NML Variable Annuity Account B	333-33232/ 811-1668	1-4

Individual Flexible Payment Variable Annuity (Network Edition)	NML Variable Annuity Account C of Northwestern Mutual	333-133381/ 811-21886	1-4

Group Combination Annuity	NML Variable Annuity Account C of Northwestern Mutual	2-89905-01/ 811-21886	2-3

Registrant acknowledges that:

•	The Disclosures are substantially identical to the disclosures to be used in the Other Filings for which the Disclosures serve as a basis;
•

Because the new disclosure in the Other Filings will be substantially identical to the Disclosures, Registrant will be able to revise the new disclosure in the Other Filings in response to Staff comments;

•	As applicable, Registrant will make such changes to the Other Filings to reflect any changes it makes to the Filing in response to Staff comments; and
•

Other than the new disclosure, which will reflect any Staff comments to the Disclosures, the Other Filings will not contain any changes that would render the Other Filings ineligible to become effective pursuant to Rule 485(b).

Should you have any questions regarding this filing, please do not hesitate to contact me at (414) 665-2052.

Very truly yours,

/s/ Michael J. Mazza
Michael J. Mazza
Assistant General Counsel

Cc: Craig Ruckman